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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                 0-8489
(Check One):                                                                                        -----------------------------
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 |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                                       CUSIP NUMBER
                                                                                                                037599206
     For Period Ended: September 30, 1996                                                           -----------------------------
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________
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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
     Fronteer Financial Holdings, Ltd.
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Full Name of Registrant

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Former Name if Applicable
     1700 Lincoln Street, Suite 3200
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Address of Principal Executive Office (Street and Number)
     Denver, Colorado 80203
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     calendar day following the prescribed due date; and
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      |   While  completing  its  consolidated  financial  statements  for the fiscal year ended  September 30, 1996, the Registrant learned on December 24, 1996, that damages of approximately  $450,000 were awarded in arbitrations against R A F Financial
          Corporation,  a subsidiary of Registrant. As a result, it is necessary for Registrant to revise its consolidated financial statements for the year ended September 30, 1996, to properly reflect an accrual for such awards. Such revision has caused
          Registrant to be unable to timely file Registrant's Annual Report on Form 10-K within the prescribed time period.

                                                                                                     (Attach Extra Sheets if Needed)

                                                                                                                     SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gary L. Cook                                           (303)                         860-1700
   ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       |X| Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

          For the year ended September 30, 1996,  Registrant incurred a loss of $2,358,681 on revenues of $28,786,905.  For the nine months ended September 30, 1995,  Registrant  incurred a loss of $1,891,873 on revenues of  $17,169,754.  For the twelve months ended  December  31,  1994,  Registrant  incurred a loss of $353,426 on revenues of  $16,258,900.  The primary  reasons for the significant  changes in Registrant's  revenues and losses resulted from  Registrant's  acquisition of the assets of RAFCO, Ltd.
     (RAFCO) in April, 1995, offset by the sale by the Registrant of ten of its telephone directories in the same month.

          The  Registrant's  acquisition of RAFCO has been  accounted for as a reverse  acquisition of Registrant by RAFCO using the purchase method of accounting.  This resulted in Registrant  adjusting its assets and liabilities to their fair market value at the  effective  date of the  acquisition,  or May 1,  1995.  The  consolidated  financial  statements  will show  RAFCO and its subsidiaries  for the year ended December 31, 1994, and the nine months ended September 30, 1995,  while the Registrant and its subsidiaries,  including RAFCO, are consolidated from May 1, 1995 to September 30, 1996, in accordance with the purchase method of accounting.

          On April 27, 1995, the Registrant sold ten of its telephone  directories to an unaffiliated  third party.  The transaction was accounted for in May of 1995, subsequent to the date of the business combination.

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                                                  FRONTEER FINANCIAL HOLDINGS, LTD.
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date December 30, 1996                                                       By  /s/ Gary L. Cook
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                                                                                 Gary L. Cook Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One  signed  original  and four  conformed  copies of this form and  amendments  thereto  must be  completed  and filed with the
    Securities and Exchange  Commission,  Washington,  D.C.  20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The  information  contained in or filed with the form will be made a matter of public  record in the  Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic  Filers.  This form shall not be used by  electronic  filers  unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T  (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).
